STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS

Net loss per share is based on the weighted average number of shares outstanding during the periods, less treasury stock owned by the Company. Those stock options outstanding that are dilutive have been considered in determining net loss per share and the weighted average number of shares outstanding.